Exhibit 99.1

Nabriva Therapeutics AG Reports Full Year 2015 Financial Results and Provides Development Update

Vienna, Austria / King of Prussia, PA, April 27, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG (NASDAQ: NBRV), a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics, reported today its financial results for full year ended December 31, 2015 and provided a business and clinical development update.

FULL YEAR 2015 AND RECENT CORPORATE AND DEVELOPMENT HIGHLIGHTS

“Over the last 12 months, we have successfully evolved Nabriva from a private company with a Phase 2 asset into a public company enrolling patients into 2 global, registrational Phase 3 trials and I am delighted with the progress that we have made,” said Dr. Colin Broom, Chief Executive Officer of Nabriva. “Following our initial public offering seven months ago, Nabriva has advanced our development program for lefamulin by initiating both our Lefamulin Evaluation Against Pneumonia (LEAP) 1 trial in late 2015 and LEAP 2 trial earlier this month for the treatment of patients with moderate to severe Community Acquired Bacterial Pneumonia (CABP). Exiting 2015 with a strong balance sheet, we expect our cash will be sufficient to enable us to fund our operations at least through the receipt of our top-line Phase 3 clinical trial data readout, which is anticipated in the second half of 2017.”

“We have had positive dialogue with the U.S. Food and Drug Administration (FDA) regarding our lefamulin development program and the design of our Phase 3 registrational CABP clinical trials, and earlier this month we agreed on an amendment to our Special Protocol Assessment (SPA) that enables us to streamline and simplify some of the elements of the LEAP 1 trial design,” noted Dr. Elyse Seltzer, Nabriva’s Chief Medical Officer. “We continue to enroll patients in our Phase 3 CABP program and expect to generate top-line data for both studies in the second half of next year.”

•                  Our LEAP 1 global, registrational trial commenced in September 2015, and LEAP 2, our second global registrational trial, started in April 2016.

•                  In April 2016, we received agreement from the FDA for an amendment to the SPA for the LEAP 1 trial of patients with moderate to severe CABP that allows a non-inferiority margin for the primary endpoint of 12.5%, enabling a reduction in sample size to as low as 550 patients.

•                  The LEAP 2 trial of patients with CABP of moderate severity treated with oral therapy has a non-inferiority margin of 10% and a sample size of approximately 740 patients.

•                  Nabriva presented data at the 2015 Infectious Disease Week in October 2015, detailing pharmacokinetic and pharmacodynamic analyses supporting lefamulin dose selection for the treatment of CABP in the LEAP Phase 3 clinical trials.

FULL YEAR 2015 FINANCIAL HIGHLIGHTS

•                  For the year ended December 31, 2015, Nabriva reported a net loss of $31.2 million (€28.7 million), or $29.53 (€27.12) per share, compared to a net loss of $14.6 million (€13.4 million), or $44.87 (€41.21) per share for the year ended December 31, 2014.

•                  Research and development expenses increased by $14.9 million (€13.7 million) from $7.7 million (€7.1 million) for the twelve months ended December 31, 2014 to $22.6 million (€20.8 million) for the twelve months ended December 31, 2015. The increase was primarily due to higher costs related to preparation for our Phase 3 clinical trials for lefamulin.

•                  General and administrative expenses increased by $4.7 million (€4.3 million) from $3.2 million (€2.9 million) for the twelve months ended December 31, 2014 to $7.8 million (€7.2 million) for the twelve months ended December 31, 2015.  This increase was primarily due to increased professional service fees related to our initial public offering in the United States, an increase in staff costs related to the addition of employees in the United States and including non-cash compensation expense.

•                  As of December 31, 2015, Nabriva had $111.5 million (€102.4 million) in cash, cash equivalents and marketable securities on the balance sheet compared to $2.0 million (€1.8 million) as of December 31, 2014.

•                  We completed an initial public offering of 10,350,000 American Depositary Shares (ADSs) at a price to the public of $10.25 per ADS in September 2015. Net proceeds after underwriting discounts, commissions, and expenses of the offering were approximately $92.4 million (€82.1 million at the then applicable exchange rate as published by the European Central Bank). Each ADS represents one tenth (1/10) of a common share and 2,116,778 common shares were outstanding as of December 31, 2015. We expect that net proceeds from the IPO, together with our other cash resources, will be sufficient to fund our operations at least through the receipt of top-line clinical data from the Phase 3 CABP studies, anticipated in the second half of 2017.

•                  We raised cash proceeds of $45.6 million (€42.1 million) from our April 2015 financing.

Exchange rate

We present our consolidated financial statements in euros. All references to “$” are to U.S. dollars and all references to “€” are to euros. Solely for convenience and unless otherwise indicated, certain euro amounts have been translated into U.S. dollars at the rate of €1.00 to $1.0887 as published by the European Central Bank on December 31, 2015. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Conference Call

Nabriva will hold a conference call and webcast today, April 27, 2016 at 8:30 a.m. ET/ 2:30pm CT, to review the financial results for the fourth quarter and year ended December 31, 2015 and provide a development update. Windows Media or Real Player will be needed to access the webcast and a question and answer session will follow the presentation. The conference call webcast will be archived for future review until April 27, 2017.

Conference call details:
Date:	Wednesday, April 27, 2016
Time:	8:30 a.m. ET/ 2:30pm CT
Toll-free Dial-in (U.S.):	(866) 411 8292
Toll-free Dial-in (International):	(704) 908 0383
Web cast:	http://investors.nabriva.com
Passcode:	80977062

To access an audio replay of the webcast visit www.nabriva.com and click on the “Investors” section of the Company’s web site under the “Events and Presentations” tab.

Contact:

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

FINANCIAL REVIEW

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We initiated two global, registrational Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

Other Income

Other income increased by €1.6 million from €1.8 million for the twelve months ended December 31, 2014 to €3.4 million for the twelve months ended December 31, 2015. The increase was primarily due to a €2.2 million increase in anticipated research premiums as a result of a higher applicable research and development cost base in the twelve months ended December 31, 2015, which was partly offset by a €0.3 million decrease in grant income, due to the end of a project related to extended-spectrum supported by the Vienna Center for Innovation and Technology grant in December 2014, and a €0.3 million decrease in the benefits from government loans at below-market rates of interest due to our repayment of a loan from the European Recovery Plan in July 2014.

Research and Development Expenses

Research and development expenses increased by €13.7 million from €7.1 million for the twelve months ended December 31, 2014 to €20.8 million for the twelve months ended December 31, 2015. The increase was primarily due to higher costs related to preparation for our Phase 3 clinical trials of lefamulin. Direct costs for our other programs and initiatives, including BC-7013, were relatively limited during both periods. The €1.6 million increase in indirect costs from €6.0 million for the twelve months ended December 31, 2014 to €7.6 million for the twelve months ended December 31, 2015 was primarily due to a €1.1 million increase in staff costs related to the addition of employees in the United States and a €0.2 million increase in market research expenses mainly related to our lead product candidate, lefamulin.

General and Administrative Expenses

General and administrative expenses increased by €4.3 million from €2.9 million for the twelve months ended December 31, 2014 to €7.2 million for the twelve months ended December 31, 2015. The increase was primarily due to a €1.3 million increase in professional service fees related to our initial public offering and operating as a public company, a €2.1 million increase in staff costs related to additional employees in the United States and including non-cash compensation expense of approximately €1.2 million related to the options granted under the Stock Option Plan 2015, a €0.5 million increase in infrastructure expenses and staff costs.

Other Gains, Net

Other net gains increased by €2.5 million from €0.1 million for the twelve months ended December 31, 2014 to €2.6 million for the twelve months ended December 31, 2015. The increase was almost entirely due to a €2.5 million increase in net gains from exchange rate differences.

Financial Income and Expenses

Financial result increased by €1.9 million from €5.3 million in net financial expenses for the twelve months ended December 31, 2014 to €7.2 million in net financial expenses for the twelve months ended December 31, 2015. During the twelve months ended December 31, 2015, interest and similar expenses decreased by €1.7 million primarily due to a €2.1 decrease of effective interest accrued under our convertible loan agreements, which was partially offset by the prepayment of the €5.0 million loan from Kreos in November 2015 that included payment of discounted future interest on the loan.

The change in other financial income and expenses resulted primarily from a €8.7 million increase in net expense from fair value adjustments of the conversion rights related to our outstanding convertible loans during the twelve months ended December 31, 2015, from income of €1.1 million for the year ended December 31, 2014 to an expense of €7.6 million for the twelve months ended December 31, 2015, related to the valuation impact of the April 2015 financing. This was partly offset by benefits of €3.3 million due to the waiver of interest on our outstanding convertible loans, €1.5 million due to the termination of call options held by the lender of our outstanding convertible loans, and €0.7 million due to fair value adjustments of the call options related to our outstanding convertible loans, all in connection with our April 2015 financing. This was further offset by a €1.1 million increase in income from adjustments of the carrying amounts of financial liabilities in accordance with IAS 39 “Financial Instruments: Recognition and Measurement,” or IAS 39, due to the extension of payment terms on certain of our outstanding convertible loans in January 2015. Expenses due to changes in the valuation of call option related to the Kreos loan increased by €0.4 million from €0.1 for the year ended December 31, 2014 to €0.5 million for the year ended December 31, 2015. The expense for the twelve months ended December 31, 2015 also included a €0.3 million expense due to the acceleration of payment terms on one outstanding convertible loan in accordance with IAS 39 and an €0.1 million expense due to adjustments of the carrying amount of the Austria Wirtschaftsservice GmbH profit share.

Adjustments to the amortized cost of the silent partnership investments resulted in a €0.7 million increase in expenses from €0.1 million in the twelve months ended December 31, 2014 to €0.8 million in the twelve months ended December 31, 2015.

Cash Flows

Operating Activities

Cash flow utilized by operating activities increased by €11.2 million from €8.7 million for the year ended December 31, 2014 to €19.9 million for the year ended December 31, 2015 due to a higher net loss of €12.4 million during the year ended December 31, 2015, after adjustments for non-cash amounts included in financial results and other income, along with higher cash interest expense of €0.5 million and higher tax payments of €0.8 million, partly offset by improved working capital of €2.5 million primarily from higher trade and other liabilities.

Investing Activities

Cash flow utilized by investing activities increased by €69.0 million from €0.1 million in the year ended December 31, 2014 to €69.1 million in the year ended December 31, 2015 due to the purchases of marketable securities and investments in term deposits. Other investing activities were relatively insignificant in both years and related primarily to the acquisition of equipment in support of our research and development activities.

Financing Activities

Cash flow generated from financing activities increased by €113.5 million from €7.2 million for the year ended December 31, 2014 to €120.7 million for the year ended December 31, 2015 primarily due to gross proceeds of €94.5 million ($106.1 million) from our initial public offering in September 2015, gross cash proceeds of €42.1 million from our April 2015 financing, €3.1 million from the issuance of an additional convertible loan in January 2015 and proceeds of €1.0 million from a silent partnership agreement in January 2015, compared with net proceeds from our loan from Kreos of €4.6 million, additional convertible loans in the aggregate principle amount of €3.6 million and proceeds of €0.5 million from a silent partnership agreement in the year ended December 31, 2014. The year over year increase was partially offset by equity transaction costs of €13.4 million and a €4.9 million increase of aggregate repayments of long-term borrowings, including €5.0 million repayments of the Kreos loan in 2015.

FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income (Loss)

	Year ended December 31,
(in thousands, except share and per share data)	2014	2015
Other income	€1,805	€3,395
Research and development expenses	(7,065)	(20,790)
General and administrative expenses	(2,876)	(7,151)
Other gains (losses), net	105	2,615
Operating result	(8,031)	(21,931)
Financial income	1,086	6,166
Financial expenses	(6,363)	(13,344)
Financial result	(5,277)	(7,178)
Loss before taxes	(13,308)	(29,109)
Taxes on income	(72)	401
Loss for the period	(13,380)	(28,708)
Other comprehensive loss for the year	(21)	(77)
Total comprehensive loss for the year	€(13,401)	€(28,785)

All results are derived from continuing activities in respect of current and preceding years and are attributable to shareholders of the Company.

	Year ended December 31,
Loss per share	2014	2015
Basic (€ per share)	€(41.21)	€(27.12)
Diluted (€ per share)	€(41.21)	€(27.12)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

	As of December 31,
(in thousands)	2014	2015
Assets
Non-current assets
Property, plant and equipment	€314	€382
Intangible assets	10	3
Long-term receivables	326	395
Deferred tax assets	—	566
	650	1,346
Current assets
Current receivables	1,543	4,414
Marketable securities and term deposits	—	68,884
Cash and cash equivalents	1,770	33,477
	3,313	106,775
Total assets	€3,963	€108,121
Equity and liabilities
Capital and reserves
Share capital	€328	€2,119
Capital reserves	66,458	223,107
Other reserves	(21)	(98)
Treasury shares	(19)	(19)
Accumulated losses	(96,905)	(125,613)
	(30,159)	99,496
Non-current liabilities
Borrowings	2,834	—
Investment from silent partnership	522	—
Other financial liabilities	1,817	—
Deferred tax liability	9	—
Other non-current liabilities	68	77
	5,250	77
Current liabilities
Borrowings	2,963	—
Convertible loans	16,253	—
Trade payables	292	2,689
Other financial liabilities	5,942	—
Other liabilities	2,591	5,703
Current income tax liabilities	831	156
	28,872	8,548
Total equity and liabilities	€3,963	€108,121

The accompanying notes form an integral part of these consolidated financial statements.

Selected Cash Flows Data

	Year ended December 31,
(in thousands)	2014	2015
Cash flow utilized by operating activities	€(8,660)	€(19,898)
Cash flow utilized by investing activities	(66)	(69,089)
Cash flow generated from financing activities	7,223	120,698
Net cash flow	€(1,503)	€31,711
Cash and cash equivalents at beginning of period	€3,291	€1,770
Effects of exchange rate changes on the balance of cash & cash equivalents held in foreign currencies	(18)	4
Cash and cash equivalents at end of period	€1,770	€33,477

Select Notes to the Statements Presented

1.                  Basis of accounting

The consolidated financial statements of the Company presented in this press release have been prepared on a historical cost basis in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and the Interpretations of the International Financial Reporting Interpretations Committee, or IFRIC.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements.

2.                  Losses per share calculation

Basic losses per share have been calculated by dividing the loss attributable to shareholders for the period by the weighted average number of shares outstanding during the period, excluding shares held by the Company as treasury shares, which amounted to 324,703 shares in the year ended December 31, 2014 and 1,058,395 shares in the year ended December 31, 2015.

In the years ended December 31, 2014 and 2015 diluted losses per share equal basic loss per share. The effect of 132,706 (2014: 24,133) potentially dilutive share options has been excluded from the diluted losses per share calculation because it would result in a decrease in the loss per share for the period and is therefore not to be treated as dilutive.

3.                  Share capital

In April 2015, the Company closed the sale of 730,162 common shares, including 511,188 shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 shares in exchange for the conversion of outstanding convertible loans and silent partnerships investments.

In July 2015, the Company issued 9,107 common shares to Kreos Capital IV (Expert Fund) Limited at a price of €1.00 per share pursuant to the exercise of a warrant.

On September 18, 2015 the Company announced an initial public offering on the NASDAQ Global Market issuing 9,000,000 American Depositary Shares, or ADSs, at a price to the public of $10.25 per ADS. On September 18, 2015 the underwriters exercised in full their over-allotment option to purchase an additional 1,350,000 ADSs. Each ADS represents one tenth of a common share, thus 1,035,000 common shares were issued. Total gross proceeds of € 94.5 million ($106.1 million) were raised.

In November 2015 the holders of certain contractual preferred dividend rights under a shareholders agreement received 17,149 common shares against payment of the nominal amount of €1.00 per share. Upon the closing of the Company’s initial public offering and issuance of the shares for nominal value in satisfaction of preferred dividend rights, all contractual preference rights under the shareholders agreement terminated.

In the year ended December 31, 2015, 657 share options under the Stock Option Program 2007 were exercised.

The number of common shares outstanding as of December 31, 2015 was 2,116,778.

4.                  Change in functional currency

The Company has significantly expanded its presence and operations in the United States, and has begun and will continue to incur a majority of its expenses for its clinical trials in U.S. dollars, in addition to the increase in administrative cost incurred in the United States as a result of the increased presence there.  Also, the majority of the funds raised from its third quarter 2015 initial public offering as well as its other financing activities are currently invested, and are expected to remain invested, in U.S. dollar denominated instruments to fund its U.S. operations. The Company has determined that as of January 1, 2016 its functional currency is no longer the euro and will begin reporting in the first quarter of 2016 using the US dollar as its functional currency. The translation procedures applicable to the new functional currency will be applied prospectively in accordance with IAS 21.35.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate. Nabriva’s lead pleuromutilin product candidate, lefamulin, is being developed to be the first systemically available pleuromutilin for human use and is the first new class of antibiotic to reach late stage clinical development for CABP in over a decade. Nabriva believes lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, resistance profile, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and favorable tolerability profile. Nabriva also intends to further pursue the development of lefamulin for additional indications, including the treatment of acute bacterial skin and skin structure infections, and is developing a formulation of lefamulin appropriate for pediatric use.

Nabriva owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan.

Forward Looking Statements

Any statements in this press release about future expectations, plans and prospects for Nabriva, including but not limited to statements about the development of Nabriva’s product candidates, such as plans for the design, conduct and timelines of Phase 3 clinical trials of lefamulin for CABP, the clinical utility of lefamulin for CABP and Nabriva’s plans for filing of regulatory approvals and efforts to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Nabriva’s views as of the date of this release. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this release.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware. These risks are discussed more fully in the “Risk Factors” section of Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. These risks include, but are not limited to the following:

•                  We depend heavily on the success of lefamulin. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin.

•                  Our Phase 3 clinical trials of lefamulin for CABP, and other clinical trials we conduct, may not be successful. We have not yet completed any clinical trials of lefamulin for CABP. Our completed Phase 2 clinical trial evaluated lefamulin for ABSSSI. The results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP.

•                  We have a limited operating history. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

•                  If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of lefamulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•                  We have incurred significant operating losses since inception and will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. As of December 31, 2015, we had accumulated losses of €125.6 million. We expect to incur significant expenses and increasing operating losses for at least the next several years.

•                  If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•                  As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.